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15045904

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

57969

SEC FILE NUMBER
8-51969

SECURITIES AND EXCHANGE COMMISSIO
RECEIVED
FEB 27 2015
04 REGISTRATIONS BRANCH

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF 12/31/14
MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

Global Liquidity Execution Services, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

311 S. Wacker Drive Suite 2280
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Sheehan	**(312) 961-6446**
	(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, LLP Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/4/15

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Global Liquidity Execution Services, LLC

We have audited the accompanying statement of financial condition of Global Liquidity Execution Services, LLC (the "Company"), an Illinois limited liability company, as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition and supplemental information. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Global Liquidity Execution Services, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in the accompanying supplementary schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 20, 2015

Global Liquidity Execution Services, LLC

Statement of Financial Condition

December 31, 2014

Assets

Cash	$	2,110,773
Receivables from broker-dealers		179,730
Other asset		14,565
	$	2,305,068

Liabilities and Members' Equity

Liabilities:		
Accounts payable and accrued expenses	$	69,810
Members' equity		2,235,258
	$	2,305,068

See accompanying notes.

1. Organization and Business

Global Liquidity Execution Services, LLC (the "Company"), an Illinois limited liability company, was organized on May 16, 1996 as Yukon Trading, L.L.C. On April 15, 2010, the Company changed its name to GLP, LLC and on February 14, 2014 the Company changed its name to Global Liquidity Execution Services, LLC. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange. The Company engages primarily in the proprietary trading of exchange-traded equity securities. The Company has one class of membership interest.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation

The Company records all securities transactions on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Investments in securities and securities sold short are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification Topic 820 ("ASC 820") - Fair Value Measurement and Disclosures (see Note 7).

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes

No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the members. In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2011. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2014.

3. Clearing Agreement

The Company has entered into a clearing agreement with Electronic Transaction Clearing, Inc. who provides clearing services for the Company for orders placed by the Company's traders.

4. Financial Instruments

Accounting Standards Codification Topic 815 ("ASC 815"), Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. The Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment. The Company does not trade derivative financial instruments.

Securities sold short represent obligations of the Company to deliver the security or underlying instrument and, thereby, create a liability to repurchase the security or underlying instrument in the market at prevailing prices. Accordingly, these transactions result in risk as the Company's satisfaction of the obligations may exceed the amount recognized in the statement of financial condition.

The Company is engaged in various trading activities in which counterparties solely include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company does not trade derivative financial instruments that would fall under the accounting definition of a guarantee.

6. Contingencies

In the normal course of business, the Company is subject to various regulatory inquiries that may result in claims of potential violations of exchange rules and that may possibly involve sanctions and/or fines. These matters are rigorously defended as they arise.

7. Fair Value Measurement and Disclosures

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 Inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2014, the Company held no Level 1, Level 2 or Level 3 investments.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2014, the Company had net capital and net capital requirements of $2,220,693 and $100,000, respectively.

9. Subsequent Events

The Company's management has evaluated events and transactions through February 20, 2015, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **GLOBAL LIQUIDITY EXECUTION SERVICES, LLC** as of **December 31, 2014**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)			$	2,235,258	[3480]
2.	Deduct: Ownership equity not allowable for net capital					[3490]
3.	Total ownership equity qualified for net capital			$	2,235,258	[3500]
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					[3520]
	B. Other (deductions) or allowable subordinated liabilities					[3525]
5.	Total capital and allowable subordinated liabilities			$	2,235,258	[3530]
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Other assets)	$ 14,565	[3540]			
	B. Secured demand note deficiency		[3590]			
	C. Commodity futures contract and spot commodities proprietary capital charges		[3600]			
	D. Other deductions and/or charges		[3610]	$	(14,565)	[3620]
7.	Other additions and/or allowable credits (List)				-	[3630]
8.	Net Capital before haircuts on securities positions			$	2,220,693	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):					
	A. Contractual securities commitments		[3660]			
	B. Subordinated securities borrowings		[3670]			
	C. Trading and Investment securities					
	1. Exempted securities		[3735]			
	2. Debt securities		[3733]			
	3. Options		[3730]			
	4. Other securities		[3734]			
	D. Undue concentration		[3650]			
	E. Other (List)		[3736]	$		[3740]
10.	Net Capital			$	2,220,693	[3750]

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **GLOBAL LIQUIDITY EXECUTION SERVICES, LLC** as of **December 31, 2014**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	4,654	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	100,000	[3760]
14.	Excess net capital (line 10 less 13)	$	2,120,693	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	2,213,712	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$	69,810	[3790]
17.	Add:					
	A. Drafts for immediate credit		[3800]			
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]			
	C. Other unrecorded amounts (List)		[3820]			[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))					[3838]
19.	Total aggregate indebtedness			$	69,810	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				3%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)					[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Net capital in excess of: 5% of combined aggregate debit items or $300,000		[3920]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

GLOBAL LIQUIDITY EXECUTION SERVICES, LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3a

December 31, 2014

The Company did not handle any customer cash or securities during the year ended December 31, 2014 and does not have any customer accounts.

GLOBAL LIQUIDITY EXECUTION SERVICES, LLC

Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2014

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2014 and does not have any PAIB accounts.

GLOBAL LIQUIDITY EXECUTION SERVICES, LLC

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2014

The Company did not handle any customer cash or securities during the year ended December 31, 2014 and does not have any customer accounts.

R&J

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Global Liquidity Execution Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which (1) Global Liquidity Execution Services, LLC (the "Company") stated that it may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3; and (2) the Company stated that it had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year ending December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects.

Ryan & Juraska LLP

Chicago, Illinois
February 20, 2015

GLOBAL LIQUIDITY EXECUTION SERVICES, LLC

Global Liquidity Execution Services, LLC Exemption Report

Global Liquidity Execution Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain broker-dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. 240.15c3-3.

(2) The Company had no obligations under 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year ending December 31, 2014 without exception.

Robert C. Sheehan
Managing Member
Global Liquidity Execution Services, LLC

February 20, 2015

311 South Wacker Drive | Suite 2280
Chicago, Illinois | 60606